UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

Dimension Therapeutics, Inc.

(Name of Subject Company)

Dimension Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25433V105

(CUSIP Number of Class of Securities)

Annalisa Jenkins, M.B.B.S, F.R.C.P

President and Chief Executive Officer

840 Memorial Drive

Cambridge, MA 02139

(617) 401-0011

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Kingsley L. Taft, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02110

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Dimension Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), a subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Ultragenyx”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $6.00, net to the holder in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Ultragenyx and Purchaser with the SEC on October 10, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2017, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph entitled “Litigation” which begins on page 52 of the Schedule 14D-9 with the following two paragraphs:

“Litigation

“On October 11, 2017, Louis Scarantino, alleging himself to be a stockholder of the Company, filed a putative class action complaint in the United States District Court for the District of Massachusetts, captioned Louis Scarantino v. Dimension Therapeutics, Inc. et al., Case No. 1:17-cv-11964 (the “Scarantino Complaint”) against the Company, all members of the Board, Ultragenyx and Purchaser. Among other things, the Scarantino Complaint alleges that the Company, and the members of the Board in their capacity as controlling persons, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Scarantino Complaint alleges that the members of the Board acted as controlling persons of Dimension within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Scarantino Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, an order directing the Company to file a solicitation statement that does not contain any untrue statement of material fact and states that all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) and Rule 14d-9 of the Exchange Act, and an award of costs, including attorneys’ fees and experts’ fees.

On October 15, 2017, another purported stockholder of the Company filed a putative class action lawsuit against the Company and its directors in the United States District Court for the District of Massachusetts, captioned Michael Rubin v. Dimension Therapeutics, Inc. et al., Case No. 1:17-cv-11992 (the “Rubin Complaint”). Among other things, the Rubin Complaint alleges that the Company, and its directors in their capacity as controlling persons, violated federal securities laws by failing to disclose material information in the Schedule 14D-9. The Rubin Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, and an award of plaintiffs’ costs, including reasonable allowance for attorneys’ fees and experts’ fees. The Company believes the allegations in both the Scarantino Complaint and the Rubin Complaint are without merit and that no further disclosure is required to supplement the Schedule 14D-9 under applicable laws. Additionally, similar cases may also be filed in connection with the proposed merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2017

Dimension Therapeutics, Inc.

By:	/s/ Mary Thistle
	Name:	Mary Thistle
	Title:	Chief Operating Officer

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